FILE No. 82-1824

07020271

REDCORP

NEWS RELEASE

RECEIVED

2007 JAN 11 A

January 3, 2007

News Release 07-01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REDCORP ANNOUNCES CHANGE OF TRANSFER AGENT

VANCOUVER, BC, - Redcorp Ventures Ltd. (RDV-TSX) has appointed CIBC Mellon Trust Company as its registrar and transfer agent. Effective February 1, 2007, CIBC will replace Computershare as registrar and transfer agent for Redcorp's common shares. From that date forward, all inquiries and correspondence relating to shareholder records, transfer of shares, lost certificates, or change of address should be directed to CIBC Mellon Trust Company as follows:

CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1
Phone: 1•800•387•0825
Fax: 604•688•4301
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com

SUPPL

CIBC Mellon Trust Company is owned by CIBC Mellon, a privately-owned joint venture between CIBC, Canada's fifth-largest bank by market capitalization and Mellon Financial, the fifth-largest custodian in the world. CIBC Mellon Trust Company provides services in Vancouver, Calgary, Toronto, Montreal and Halifax.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca. or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

PROCESSED

JAN 17 2007

THOMSON FINANCIAL

Terence Chandler
President

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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